

**UNITED STATES**
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2013

<u>Via E-Mail</u>
W. Kip Speyer
Chief Executive Officer
Bright Mountain Holdings, Inc.
6400 Congress Avenue, Suite 2250
Boca Raton, Florida 33487

> **Re:    Bright Mountain Holdings, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed March 20, 2013**
> **File No. 000-54887**

Dear Mr. Speyer:

We have reviewed your letters dated March 20, 2013 and March 13, 2013, and the above-referenced filing, and have the following comments.  Where we reference prior comments, we are referring to our February 27, 2013 letter.

<u>Item 1.  Business</u>

<u>Organization and Nature of Operations, page 1</u>

1.    We note that you did not elect to opt in to Section 107 and therefore, will not delay the adoption of certain accounting standards applicable to public companies.  Since you have elected to opt out of Section 107, as previously requested, please include a statement that the election is irrevocable.

<u>Worldwide Internet Usage, page 1</u>

2.    We note your response to prior comment 4 that you have deleted the hyperlinks. However, we note that you refer to a URL in your footnote 1.  Please clarify.

<u>Revenue Sources, page 5</u>

3.    Please revise your description of your advertising revenue to describe:

- The percentage of advertising revenue you have received and who received the percentage of advertising revenue you did not receive; and
- The relationship you have with the "several ad suppliers" you reference, including a description of the services the ad suppliers provide to you.

Please also file as exhibits any agreements you have in place with the ad suppliers referenced.

4.      Please revise your description of the revenue derived from your shopping section to describe:

- The relationship you have with the third-party fulfillment center you reference, including any fees paid or revenue sharing agreements you may have;
- A quantified description of the extent to which your over 1,600 products for sale are products which are held in inventory by you and the extent to which products are sold through the third-party fulfillment center.

Please also file as exhibits any agreements governing your relationship with the third-party fulfillment center.

5.      We note your statements on page 5 that there is no charge to search the resumes listed on your website and your statement that employers or recruiters can access your "large database" for $299 per month.  Please clarify.  Please also file as exhibits any agreements governing your relationship with the third party through which you have acquired the resumes listed on your website.  Also describe your relationship to this third party.

6.      Please clarify who pays the fees you charge for the distribution of the coupons and describe any agreements you may have with these entities.

Results of Operations

For the year ended December 31, 2012 compared to the year ended December 31, 2011

Revenue, page 15

7.      Please revise to describe in quantitative terms which products resulted in the increase in revenues.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters.  Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Patrick Gilmore for

Barbara C. Jacobs
Assistant Director

cc (by e-mail): 　　　　Charles B. Pearlman, Esq.
　　　　　　　　　　　　Pearlman Schneider LLP